Exhibit 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of Pinnacle Financial Partners, Inc.’s securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of the Annual Report on Form 10-K of which this exhibit is a part, the registrant has one class of securities registered under Section 12 of the Exchange Act: Pinnacle Financial Partners, Inc.’s common stock, par value $1.00 per share.

DESCRIPTION OF COMMON STOCK

The following summary of the common stock of Pinnacle Financial Partners, Inc. (the “Company,” “we,” “our,” or “us”) and certain provisions of the Company’s amended and restated charter, as amended, and bylaws, as amended, and certain provisions of applicable law, does not purport to be complete and is qualified by applicable law and by the provisions of our amended and restated charter, as amended, and bylaws, as amended, which are incorporated by reference as exhibits to the Annual Report on Form 10-K, of which this exhibit is a part.

General
Our authorized capital stock consists of 180 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, no par value. As of February 18, 2020, 77,531,750 shares of our common stock were outstanding, and no shares of preferred stock were outstanding.

Our outstanding shares of common stock are fully paid and nonassessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of our common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. Our common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions with respect to the common stock.

Subject to the preferences applicable to any shares of our preferred stock outstanding at the time, holders of our common stock are entitled to, in the event of liquidation, share ratably in all assets remaining after payment of liabilities.

Election of Directors

Our amended and restated charter, as amended, and bylaws, as amended, provide that each member of our board of directors is elected annually to a one year term. As a result of our adopting a majority voting standard for directors at the 2015 annual meeting of shareholders, should a nominee to serve as a director that is nominated in an uncontested election fail to receive an affirmative vote of a majority of the votes cast at the meeting at which the nominee is up for election, in person or by proxy, then that nominee, if that individual is an incumbent director, must tender his or her resignation to the chairman of our board of directors following the shareholder vote pursuant to our corporate governance guidelines. Subsequently, the nominating and corporate governance committee of our board of directors will consider the relevant facts and circumstances, including the factors that may have given rise to the resulting shareholder vote and the service and qualifications of the impacted director(s), and recommend to the board of directors within ninety days of the shareholder vote as to whether to accept or reject the resignation of the impacted director(s). Our board of directors will also consider the relevant facts and circumstances when considering whether to accept or reject the nominating and corporate governance committee’s recommendation. Subsequently, we will describe a full explanation of the above process and the decisions regarding the impacted director(s) continued service on the board of directors in a Form 8-K filing with the Securities and Exchange Commission (the “SEC”). Any director who tenders his resignation in the manner described in this paragraph will not participate in any discussion or recommendation related to the above process.

Our bylaws also grant our board of directors the power to increase or decrease the number of directors and to fill vacancies. The overall effect of this provision may be to prevent a person or entity from seeking to acquire control of us through an increase in the number of directors on our board of directors and the election of designated nominees to fill newly created vacancies.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. In order to pay any dividends, we will need to receive dividends from our wholly owned subsidiary, Pinnacle Bank, or have other sources of funds. Under Tennessee banking law, Pinnacle Bank is subject to restrictions on the payment of dividends to us. Pursuant to these laws, Pinnacle Bank may not, without the prior consent of the Commissioner of the Tennessee Department of Financial Institutions pay any dividends to us in a year in excess of the total of Pinnacle Bank’s net income for that year plus the retained net income for the preceding two years.

During the fourth quarter of 2013, we initiated a quarterly common stock dividend. During the year ended December 31, 2019, we paid $50.2 million in dividends to common shareholders. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors.

Corporate Transactions

Our amended and restated charter, as amended, with exceptions, requires that any merger or similar transaction involving us or any sale or other disposition of all or substantially all of our assets will require the affirmative vote of a majority of our directors then in office and the affirmative vote of a majority of the holders of the outstanding shares of our stock entitled to vote on the transaction.

Our amended and restated charter, as amended, describes the factors that our board of directors must consider in evaluating whether an acquisition proposal made by another party is in our shareholders’ best interests. The term “acquisition proposal” refers to any offer of another party to:

•make a tender offer or exchange offer for our common stock or any other equity security of ours;
•merge or consolidate us with another corporation; or
•purchase or otherwise acquire all or substantially all of the properties and assets owned by us.

The board of directors, in determining what is in our and our shareholders’ best interests, is required to give due consideration to all relevant factors, including, without limitation:

•the short-term and long-term social and economic effects of the transaction on our and our subsidiaries’ employees, clients, shareholders and other constituents;
•the consideration being offered by the other corporation in relation to (1) our current value at the time of the proposal as determined in a freely negotiated transaction and (2) the board of directors’ estimate of our future value as an independent company at the time of the proposal;
•the short-term and long-term social and economic effects on the communities within which we operate.

We have included this provision in our amended and restated charter, as amended, because serving our community was, and remains, one of the reasons for organizing Pinnacle Bank. As a result, the board of directors believes its obligation in evaluating an acquisition proposal extends beyond evaluating merely the payment being offered in relation to the market or book value of our common stock at the time of the proposal.

While the value of what is being offered to shareholders in exchange for their stock is the main factor when weighing the benefits of an acquisition proposal, our board of directors believes it is appropriate to also consider all other relevant factors. For example, the board will evaluate what is being offered in relation to our current value at the time of the proposal as determined in a freely negotiated transaction and in relation to the board’s estimate of our future value as an independent concern at the time of the proposal. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. Our board of directors believes that frequently the payment offered in such a situation, even though it may exceed the value at which shares are then trading, is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms that would reflect not only on our current value, but also our future value.

One effect of the provision requiring our board of directors to take into account specific factors when considering an acquisition proposal may be to discourage a tender offer in advance. Often an offeror consults the board of a target corporation before or after beginning a tender offer in an attempt to prevent a contest from developing. In our board’s opinion, this provision will strengthen its position in dealing with any potential offeror that might attempt to acquire the company through a hostile tender offer. Another effect of this provision may be to dissuade shareholders who might be displeased with the board’s response to an acquisition proposal from engaging us in costly litigation.

The applicable charter provisions would not make an acquisition proposal regarded by our board of directors as being in our best interests more difficult to accomplish. It would, however, permit the board to determine that an acquisition proposal was not in our best interests, and thus to oppose it, on the basis of the various factors that the board deems relevant. In some cases, opposition by the board might have the effect of maintaining incumbent management.

Our amended and restated charter, as amended, provides that all extraordinary corporate transactions to which we are a party must be approved by a majority of the directors and a majority of the shares entitled to vote.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to us because our amended and restated charter, as amended, does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance, or the Commissioner, and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to us, as it does not apply to bank holding companies subject to regulation by a federal agency.

The TBCA generally prohibits a “business combination” by us or a subsidiary with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. We or a subsidiary of ours can, however, enter into a business combination within that period if, before the interested shareholder became such, our board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

For purposes of the TBCA, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of our stock. Our charter does not have special requirements for transactions with interested parties; however all business combinations, as defined above, must be approved by a majority of our directors and a majority of the shares entitled to vote.

The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, we may not purchase any of our shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer, of at least equal value per share, to all shareholders of such class.

Indemnification

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Our amended and restated charter, as amended, provides that we will indemnify our directors and officers to the maximum extent permitted by the TBCA. Our bylaws provide that we shall indemnify our directors and officers that are made a party to a proceeding because they were a director or officer of ours for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with the proceeding if he or she acted in a manner believed in good faith to be in or not opposed to our best interests, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, our bylaws provide that we shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if he or she furnishes us with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct that would entitle him or her to indemnification and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

Under our bylaws, as amended, the termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative of whether the director or officer met the standard of conduct required in order for him or her to be entitled to indemnification. Our board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Our amended and restated charter, as amended, and bylaws, as amended, also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. We can also provide for greater indemnification than is provided for in the bylaws if we choose to do so, subject to approval by our shareholders and the limitations provided in our amended and restated charter, as amended, as discussed in the subsequent paragraph.

Our amended and restated charter, as amended, eliminates, with exceptions, the potential personal liability of a director for monetary damages to us and our shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•a breach of the director’s duty of loyalty to our shareholders;
•an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or
•any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA

Our amended and restated charter, as amended, does not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of the bylaws specifically provide that we may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not we would have had the power to indemnify him or her against such liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

Computershare Trust Company, N.A. serves as the registrar and transfer agent for our common stock.